BRF S.A.,

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

Attachment 23 to CVM Instruction No. 481/2009

PUBLIC REQUEST FOR A POWER OF ATTORNEY

For the Ordinary and Extraordinary General Shareholders’ Meetings to be held on March 28, 2021, at 11:00 a.m. (“OEGM”), exclusively under virtual format, by means of the digital platform Chorus Call (“Digital Platform”).

The powers of attorney must be sent to the Company, exclusively in electronic format, to the e-mail acoes@brf.com, in the period between February, 28, 2022 and March 25, 2022 .

1.	Provide the company name

BRF S.A. (“Company”).

2.	Provide information on the subjects for which the powers of attorney are being requested

Powers of attorney are requested to vote on all matters included in the OEGM Agenda, published through the Call Notice, dated February 25, 2022, which are:

At the Ordinary General Shareholders’ Meeting:

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2021, including the absorption of the profit of such year by the balance of accumulated losses;

(ii) To set at 10 (ten) the number of members to compose the Board of Directors;

(iii) To elect the members of the Board of Directors, being necessary, pursuant to CVM Instruction No. 165/1991, the request of shareholders representing, at least, 5% (five percent) of the voting capital in order to adopt the multiple voting process;

(iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors;

(v) To set the annual global compensation of the Company's management for the fiscal year 2022;

(vi) To elect the members of the Fiscal Council;

(vii) To set the compensation of the members of the Fiscal Council for the fiscal year 2022.

At the Extraordinary General Shareholders’ Meeting:

(i) To resolve on the following amendments to the Company's Bylaws, as detailed in a draft with revision marks contained in the Management Proposal disclosed to the market:

(a) Amend article 5, caput, of the Company's Bylaws, in order to reflect the change in the capital stock of R$12.553.417.953,36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 812,473,246 (eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, to R$13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, as a result of the public offering, with restricted placement efforts, carried out by the Company as approved at the Extraordinary Shareholders' Meeting held on 01.17.2022 and at the Board of Directors' meetings held on 01.17.2022 and 02.01.2022;

(B) Add item (vii) to article 16 of the Company's Bylaws, to provide for the competence of the General Meeting to approve the execution of transactions and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the transaction or business corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in its last balance sheet approved at the General Meeting, in accordance with the provisions of article 122, item X, of Law No. 6,404/1976, as amended by Law No. 14,195/2021;

(c) Amend article 23, item (xxxvii), and article 25, item (vi), of the Company's Bylaws, to adjust them to the proposed wording for article 16, item (vii), of the Bylaws, in accordance with the new wording of article 122, item X, of Law No. 6,404/1976, provide by Law No. 14,195/2021; and

(d) Amend paragraph 1 of article 24 of the Company's Bylaws, to provide that the positions of Chairman of the Board of Directors and Global Chief Executive Officer cannot be cumulated by the same person, under any circumstances, as provided for in article 138, paragraph 3, of Law No. 6,404/1976, included by Law No. 14,195/2021, with the consequent exclusion of paragraph 2 of Article 24 of the Bylaws and renumbering of the following paragraphs, as well as cross-reference adjustments;

(ii) Consolidate the Company's Bylaws with the approved changes.

3. Identify the natural or legal persons who promoted, organized or paid for the proxy request, even if partially, informing:

a.	Name and Address.

Company Management

b.	Since when has he been a shareholder of the company.

Not applicable.

c.	Number and percentage of shares of each type and class held by it.

Not applicable.

d.	Number of shares borrowed.

Not applicable.

e.	Total exposure in derivatives referenced to the company's shares.

Not applicable.

f.	Relationships of a corporate, business or family nature existing or maintained in the last 3 years with the company or with parties related to the company, as defined by the accounting rules that deal with this matter.

Not applicable.

4.	Inform whether any of the persons mentioned in item 3, as well as any of their controllers, subsidiaries, companies under common control or affiliates, have a special interest in approving the matters for which the power of attorney is being requested, describing in detail the nature and extent of the interest in question.

Not applicable.

5.	Inform the estimated cost of the power of attorney request.

The Company will not incur any costs for this Public Request for a Proxy, considering that there will be no costs for any publications of this Public Request for a Proxy, which will be disclosed exclusively by electronic means at the Company's Investor Relations website (www.brf-global.com/ri) and at the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

6. Inform if:

(a)	the company paid for the power of attorney; or
(b)	the parties presenting it will seek the reimbursement of such costs from the company.

As informed in item 5 above, the Company will not incur costs with the disclosure of this Public Proxy Request.

7. State:

The address to which this proxy should be sent following signature; or

The power of attorney, in the form of the draft object of Attachement 1 hereto, must be completed, initialed and signed and, subsequently, sent exclusively by electronic means, together with a copy of the documents below, to the following electronic address: acoes@brf.com.

The shareholders must present, together with the power of attorney in physical format, a copy of the following documents:

a)	Individual Shareholders: (i) picture I.D.; and (ii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;;

b)	Corporate Shareholders: (i) latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers of representation (i.e.: minutes of election of the officers); (ii) picture I.D. of the legal representative(s); and (iii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

c)	Investment Funds: (i) latest consolidated fund regulation; (ii) bylaws or articles of association of its administrator or manager, as the case may be, with the fund’s voting policy and corporate documents that prove the powers of representation (minutes of election of the officers, term(s) of investiture and / or power of attorney); (iii) picture I.D. of the legal representative(s); and (iv) a statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

d)	Foreign Shareholders: Foreign shareholders must present the same documentation as Brazilian shareholders, with the exception that corporate documents of the legal entity and the proxy must be translated into a sworn form, not being necessary its notarization and consularization.

B. If the company accepts powers of attorney through a system on the world wide web, the instructions for granting the power of attorney

Not applicable.

ATTACHMENT I - DRAFT OF THE POWER OF ATTORNEY

Power of Attorney

By means of this private instrument, the shareholder qualified below ("Grantor”), as a shareholder of BRF S.A., a publicly-held company registered with the CNPJ under nº 01.838.723/0001-27, with headquarters at Rua Jorge Tzachel, nº 475, Bairro Fazenda, in the city of Itajaí, state of Santa Catarina, CEP 88301-600 ("Company”), In view of the call for the Ordinary and Extraordinary General Shareholders’ Meeting of the Company, to be held at 11:00 a.m. on March 28, 2022 (“OEGM”), hereby appoints and constitutes as its proxies:

a)	Mr. Mateus Boeira Garcia, Brazilian, lawyer, single, enrolled in the Brazilian Bar OAB/SP under No. 450.555 and enrolled in CPF under No. 018.134.240-55, with professional domicile at Avenida Dra. Ruth Cardoso, 8501, 1º andar, Pinheiros district, city of São Paulo, state of São Paulo, CEP: 05.425-070, to vote IN FAVOR of the matters in the OEGM’s agenda, in accordance with the express guidance given below by the Grantor;

b)	Mr. Stefan Lourenço de Lima, Brazilian, lawyer, single, enrolled in the Brazilian Bar OAB/SP under No. 306.545 and enrolled in CPF under No. 214.599.158-10, with professional domicile at Avenida Dra. Ruth Cardoso, 8501, 1º andar, Pinheiros district, city of São Paulo, state of São Paulo, CEP: 05.425-070, to vote AGAINST the matters in the OEGM’s agenda, in accordance with the express guidance given below by the Grantor; and

c)	Mr. Antonio Carlos Godoy Filho, Brazilian, lawyer, married, enrolled in the Brazilian Bar OAB/SP under No. 193.798 and enrolled in CPF under No. 267.053.718-97, with professional domicile at Avenida Dra. Ruth Cardoso, No. 8501, 1st floor, Pinheiros district, city of São Paulo, state of São Paulo, ZIP: 05.425-070, to ABSTAIN on the matters included in the EGM’s agenda, in accordance with the express guidance given below by the Grantor.

granting the above-mentioned proxies powers to represent the Grantor at the OEGM, acting solely and regardless of the order of nomination, signing the Shareholders Attendance Register and the minutes of the Ordinary and Extraordinary General Shareholders’ Meetings for the specific ends of voting strictly in conformity with the following guidance on each of the subjects on the agenda:

At the Ordinary General Shareholders’ Meeting:

1. To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2021, including the absorption of the profit of such year by the balance of accumulated losses:

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

2 . To set at 10 (ten) the number of members to compose the Board of Directors;

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

3. Do you wish to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to article 141 of Law No. 6,404/1976?

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

4. Approve the election of the members of the Board of Directors who are members of the slate indicated below:

(i) Marcos Antonio Molina dos Santos

(ii) Sergio Agapito Rial

(iii) Marcia Aparecida Pascoal Marçal dos Santos

(iv) Augusto Marques da Cruz Filho

(v) Deborah Stern Vieitas

(vi) Flávia Maria Bittencourt

(vii) Oscar de Paula Bernardes Neto

(viii) Pedro de Camargo Neto

(ix) Altamir Batista Mateus da Silva

(x) Eduardo Augusto Rocha Pocetti

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

5. In case one of the candidates of the above slate is no longer part of it, should the votes corresponding to your shares continue to be conferred on that slate?

Yes [ ]	No [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

6. In case of adoption of the multiple vote election process, should the votes corresponding to your shares be distributed in equal percentages among the members of the above mentioned slate? (The shareholder must be aware that the equal distribution will consider the division of the percentage of 100% among the members of the chosen slate up to the first two decimal places, without rounding, and that the fractions of shares calculated from the application of the resulting percentage do not will be allocated to no candidate, being disregarded in the multiple vote procedure, in which case the shareholder may not vote with all of his/her shares)

Yes [ ]	No [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

6.1. If the shareholder has answered “no” in relation to question 6, what percentage should be attributed to each candidate who is a member of the slate?

Candidate Marcos Antonio Molina dos Santos - [ ]% percentage of votes to be allocated to the candidate

Candidate Sergio Agapito Rial - [ ]% percentage of votes to be allocated to the candidate

Candidate Marcia Aparecida Pascoal Marçal dos Santos - [ ]% percentage of votes to be allocated to the candidate

Candidate Augusto Marques da Cruz Filho - [ ]% percentage of votes to be allocated to the candidate

Candidate Deborah Stern Vieitas - [ ]% percentage of votes to be allocated to the candidate

Candidate Flávia Maria Bittencourt - [ ]% percentage of votes to be allocated to the candidate

Candidate Oscar de Paula Bernardes Neto - [ ]% percentage of votes to be allocated to the candidate

Candidate Pedro de Camargo Neto - [ ]% percentage of votes to be allocated to the candidate

Candidate Altamir Batista Mateus da Silva - [ ]% percentage of votes to be allocated to the candidate

Candidate Eduardo Augusto Rocha Pocetti - [ ]% percentage of votes to be allocated to the candidate.

7. Approve the election of Mr. Marcos Antonio Molina dos Santos for the position of Chairman of the Board of Directors and Mr. Sergio Agapito Rial for the position of Vice-Chairman of the Board of Directors.

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

8. To set the annual global compensation for fiscal year 2022 for the Company's Management (Board of Directors and Statutory Management) in the amount of up to R$109.898.000,00 (one hundred and nine million, eight hundred and ninety-eight thousand reais). This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the position, as well as variable remuneration (profit sharing) and amounts in connection with the Stock Option Plan and the Company’s Restricted Stocks Plan:

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

9. To elect the following members of the Company's Fiscal Council (the shareholder may vote for the approval of the election of up to 3 (three) candidates and its substitutes):

Bernardo Szpigel (Sitting Member) / Valdecyr Maciel Gomes (Substitute Member)

[ ] Approve [ ] Reject [ ] Abstain

Ana Paula Teixeira de Sousa (Sitting Member) / Cristina Ferreira de Brito (Substitute Member)

[ ] Approve [ ] Reject [ ] Abstain

Atílio Guaspari (Sitting Member) / Marcus Vinícius Dias Severini (Substitute Member)

[ ] Approve [ ] Reject [ ] Refrain

Place an X in the above space for the chosen option.

10. To set the compensation for the fiscal year 2022 for the effective members of the Fiscal Council in an amount corresponding to 10% (ten percent) of the average value of the compensation attributed to the Company's Directors (not including benefits, representation allowances and profit sharing) , pursuant to article 162, paragraph 3, of Law No. 6,404/1976:

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

At the Extraordinary General Shareholders’ Meeting:

1. Amend article 5, caput, of the Company's Bylaws, in order to reflect the change in the capital stock of R$12.553.417.953,36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 812,473,246 (eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, to R$13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, as a result of the public offering, with restricted placement efforts, carried out by the Company as approved at the Extraordinary Shareholders' Meeting held on 01.17.2022 and at the Board of Directors' meetings held on 01.17.2022 and 02.01.2022:

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

2. Add item (vii) to article 16 of the Company's Bylaws, to provide for the competence of the General Meeting to approve the execution of transactions and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the transaction or business corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in its last balance sheet approved at the General Meeting, in accordance with the provisions of article 122, item X, of Law No. 6,404/1976, as amended by Law No. 14,195/2021:

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

3. Amend article 23, item (xxxvii), and article 25, item (vi), of the Company's Bylaws, to adjust them to the proposed wording for article 16, item (vii), of the Bylaws, in accordance with the new wording of article 122, item X, of Law No. 6,404/1976, provide by Law No. 14,195/2021:

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

4. Amend paragraph 1 of article 24 of the Company's Bylaws, to provide that the positions of Chairman of the Board of Directors and Global Chief Executive Officer cannot be cumulated by the same person, under any circumstances, as provided for in article 138, paragraph 3, of Law No. 6,404/1976, included by Law No. 14,195/2021, with the consequent exclusion of paragraph 2 of Article 24 of the Bylaws and renumbering of the following paragraphs, as well as cross-reference adjustments:

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

5 . Consolidate the Company's Bylaws with the approved amendments:

In favor [ ]	Against [ ]	Abstain [ ]

Place an X in the above space for the chosen option.

For the purposes of this power of attorney, the Grantees will have limited powers to attend the OEGM and cast votes in accordance with the voting guidelines stated above, and the Grantees may also sign, in the name and place of the Grantor, any and all documents that are necessary in relation to the OEGM, including, by way of example, the shareholders attendance book and the respective minutes in the proper book, having no right or obligation to take any other measures that are not necessary to comply with this mandate instrument.

The Grantees are authorized to abstain from any resolution or matter for which they have not received, at their discretion, sufficiently specific voting instructions.

This power of attorney is valid until the closure and conclusion of the administrative procedures of the OEGM for which it was granted, either on the first or second call, regardless of the date on which the second call will be installed, and may be replaced in its entirety or in part.

Qualification of the Shareholder:

Full name or corporate name of the Granting Shareholder
CPF or CNPJ number
Address
Number of Shares Held
Name of Legal Representative (If applicable):
Position of Legal Representative (if applicable)
Date of Power of Attorney

Signature:____________________________

Shareholder's Name/CorporateName:_____________________________________

Name of Shareholder's Legal Representative(s) (if applicable):

_____________________________________________________________________